UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 10, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, May 10, 2024.

E-NOTA-20240510-55067

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Tariff Increase. Tariff charts for the month of May.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”) to report that, by means of Note no. NO-2024-47943800-APN-DIRECTORIO#ENARGAS dated May 9, 2024, the Argentine Gas Regulatory Body (“ENARGAS”) notified tgs that -acting on the express instructions of  the Argentine Ministry of Economy and the Argentine Energy Bureau- the tariff adjustment  stipulated for the month of May 2024 shall not be implemented and that tariff charts published in the Argentine Official Gazette on April 3, 2024 through ENARGAS Resolution no. 112/2024 shall remain in force and with no changes.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 10, 2024.